Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

DATE OF BOARD MEETING

Our board of directors will hold a board meeting on Wednesday, November 20, 2024 for the purposes of, among other matters, approving our unaudited results and announcement for the three months ended September 30, 2024 (the “Third Quarter 2024 Financial Results Announcement”).

We will upload the Third Quarter 2024 Financial Results Announcement to the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the website of the Company (https://ir.baidu.com) on Thursday, November 21, 2024 (Beijing/Hong Kong Time), after the trading hours of the Stock Exchange and before the opening of the U.S. market.

The Company’s management will hold an earnings conference call at 8:30 PM on Thursday, November 21, 2024, Beijing/Hong Kong Time (7:30 AM on November 21, 2024, U.S. Eastern Time).

Interested parties may register in advance of the conference call using the link provided below. Dial-in number, passcode, and unique access PIN will be provided by email upon registration.

Interested parties may visit the link below for pre-registration, which automatically directs visitors to the registration page of “Baidu Inc. Q3 2024 Earnings Conference Call”.

PRE-REGISTRATION LINK: https://s1.c-conf.com/diamondpass/10043066-56ncpy.html

In the 10 minutes prior to the call start time, participants may use the conference access information (including dial-in number(s), direct event passcode and unique registrant ID) provided in the confirmation email following pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until November 28, 2024:

US: 1 855 883 1031

Reply PIN: 10043066

By order of the Board
Baidu, Inc. Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

Hong Kong, October 28, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Brent Callinicos, Mr. Yuanqing Yang, Mr. Jixun Foo and Ms. Sandy Ran Xu as independent directors.

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